UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EXACT Sciences Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

30063P105

(CUSIP Number)

Peter Wirth

Genzyme Corporation

500 Kendall Street

Cambridge, Massachusetts 02142

(617) 252-7500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Paul Kinsella

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

July 9, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following pages)

CUSIP No. 30063P105		13D

1.	Names of Reporting Persons Genzyme Corporation

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0.00%

14.	Type of Reporting Person CO

Item 1.	Security and Issuer

This Amendment No. 2 amends and supplements the Schedule 13D filed on February 6, 2009, as amended on April 20, 2010 and (the “Amended 13D”) relating to the Common Stock, $0.01 par value per share (the “Common Stock”), of EXACT Sciences Corporation (the “Issuer”), a Delaware corporation.

Items 4 and 5 of the Amended 13D are amended and supplemented as follows.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Amended 13D.

Item 4.	Purpose of Transaction
Item 4 is amended and supplemented by inserting the following text at the end of that item: On July 9, 2010, Genzyme disposed of all shares of Common Stock of the Issuer which it held.

Item 5.	Interest in Securities of the Issuer

The following subsections of Item 5 are hereby amended and restated to read as follows:

(a) Genzyme has no beneficial ownership of Common Stock of the Issuer.  As of April 27, 2010, Connie Mack III beneficially owns and has sole power to vote and sole power of disposition over 202,274(1)  shares of Common Stock of the Issuer, representing approximately 0.5% of the Issuer Common Stock issued and outstanding as of that date.

Other than as provided in this Item 5, Genzyme, nor, to the knowledge of Genzyme, any person listed on Schedule 1, owns or has any rights to acquire, directly or indirectly, any shares of Common Stock of the Issuer.

(c) Genzyme effected the following transactions with respect to shares of Common Stock of the Issuer during the past sixty (60) days.  All such sales were made in conformity with the requirements of Rule 144 under the Securities Act of 1933, as amended.

Date	No. of Shares Sold	Price Per Share
7.9.10	2,524,170	$3.80

(e) On July 9, 2010, Genzyme ceased to be the beneficial owner of more than 5% of Common Stock of the Issuer.

(1) Represents the number of shares owned by Senator Mack and the number of shares issuable to Senator Mack pursuant to options or warrants that may be exercised within 60 days as of April 27, 2010 based on the Issuer’s proxy statement filed with the Securities and Exchange Commission on April 30, 2010.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  July 14, 2010

GENZYME CORPORATION

By:	/s/ Michael S. Wyzga
Name:	Michael S. Wyzga
Title:	Executive Vice President, Finance and
Chief Financial Officer

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF GENZYME CORPORATION

Set forth below is the name, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each director and executive officer of Genzyme.  Unless otherwise indicated, each individual is a citizen of the United States, and his or her business address is c/o Genzyme Corporation, 500 Kendall Street, Cambridge, MA 02142.

Directors

Henri A. Termeer

Chairman of the Board, President and Chief Executive Officer

Genzyme Corporation

Robert J. Bertolini

Former Executive Vice President and Chief Financial Officer

Schering-Plough

c/o Genzyme Corporation

500 Kendall Street

Cambridge, MA 02142

Douglas A. Berthiaume

Chairman, President and Chief Executive Officer

Waters Corporation

34 Maple Street

Milford, Massachusetts 01757

Gail Koziara Boudreaux

Executive Vice President

UnitedHealth Group

9900 Bren Road E

MN008-T030

Minnetonka, MN 55343

Steven J. Burakoff, M.D.

The Tisch Cancer Institute at

The Mount Sinai School of Medicine

The Annenberg Building

1468 Madison Avenue

18th Floor, Room 18-80A

New York, NY 10029

Robert J. Carpenter

Chairman

Hydra Biosciences, Inc.

790 Memorial Drive

Cambridge, MA 02139

Charles L. Cooney

Professor of Chemical and Biochemical Engineering

Massachusetts Institute of Technology

Room 56-469B

77 Massachusetts Avenue

Cambridge, Massachusetts 02139

Victor J. Dzau

Chancellor for Health Affairs and President and Chief Executive Officer

Duke University Health System

106 Davidson Building

Durham, North Carolina 27710

Eric J. Ende, M.D.

102 via Palacio

Palm Beach Gardens, FL 33418

Connie Mack III

Government Relations Consulting Partner

Liberty Partners Group, LLC

1050 K Street, NW, Suite 315

Washington, DC 20001

Richard F. Syron

Former Chairman and Chief Executive Officer

Federal Home Loan Mortgage Corporation

c/o Genzyme Corporation

500 Kendall Street

Cambridge, Massachusetts 02142

Ralph V. Whitworth

Relational Investors LLC

12400 High Bluff Drive

Suite 600

San Diego, California 92130

Executive Officers

Henri A. Termeer

Chairman of the Board, President and Chief Executive Officer

Scott Canute

Executive Vice President; President, Global Manufacturing and Corporate Operations

Zoltan A. Csimma

Chief Human Resources Officer; Senior Vice President

Thomas J. DesRosier

Senior Vice President; General Counsel; Chief Legal Officer

James A. Geraghty

Senior Vice President

David P. Meeker, M.D.

Executive Vice President and Chief Operating Officer

Richard A. Moscicki, M.D.

Chief Medical Officer; Senior Vice President, Medical, Clinical Affairs

Alan E. Smith, Ph.D.

Chief Scientific Officer; Senior Vice President, Research

Sandford D. Smith

Executive Vice President; President, International Group

Peter Wirth

Executive Vice President, Legal and Corporate Development; Secretary

Michael S. Wyzga

Chief Financial Officer; Executive Vice President, Finance